Exhibit 6.2

MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (“Agreement”) is made effective as of this 5th day of August, 2019, by and between ERC Homebuilders 1, Inc., a Delaware corporation with a principal place of business at 2738 Falkenburg Rd. S., Riverview, FL 33578 (“ERCHB1”) and ERC Home Builders, Inc., a Delaware corporation with a principal place of business at 2738 Falkenburg Rd. S., Riverview, FL 33578 (“Manager”). This Agreement amends and restates in its entirety that certain Management Services Agreement dated February 18, 2019 between the parties.

WHEREAS, ERCHB1 is a corporation incorporated to develop, own, and operate residential real estate communities; and

WHEREAS, Manager is in the business of developing, building, managing, leasing, and operating residential real estate communities; and

WHEREAS, Manager owns certain intellectual property and business concepts related to developing, building, managing, leasing, and operating residential real estate communities; and

WHEREAS, Manager plans the formation of other similar subsidiary corporations like ERCHB1, and plans therefore to enter into similar agreements with such entities, and should the formation of other similar subsidiaries by Manager occur, these entities are anticipated to reduce in part the amount of funds paid from ERCHB1 to Manager; and

WHEREAS, ERCHB1 wishes to retain Manager as the Manager of the ERCHB1, to manage the business and affairs of ERCHB1 in accordance with the terms and conditions of this Agreement, its Bylaws, and applicable state law.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Incorporation of Recitals. The Recitals are hereby incorporated in and made a part of the Agreement.

2.           Engagement of Manager. ERCHB1 hereby engages Manager to supervise the acquisition, development, management, leasing, operation and promotion of ERCHBl’s locations, as the board of directors of ERCHB1 (the "Board") may reasonably request from time to time. The services may include, but are not limited to, the authority to direct, supervise, manage, and operate the real estate acquisition, development, and leasing business on a day-to-day basis. For clarity, the final selection of any acquisition or sale of any real estate acquisition will be determined by the Board.

3.          Manager’s Responsibilities and Authority. In connection with the duties assumed or assigned hereunder, Manager shall supervise the operations at ERCHB1’s locations as directed by the Board, consistent and in accordance with the terms and conditions of this Agreement. Manager’s authority, obligations and responsibilities include, but are not limited to, the following:

a)          Manager shall recommend, and, at the direction of the Board, implement personnel policies relating to ERCHB1’s locations, including policies and practices relating to terms and conditions of employment, screening, selection, training, supervision, compensation, bonuses, benefit plans, discipline, discharge, and replacement for all personnel.

b)         Manager shall obtain the following insurance on behalf of ERCHB1 as and negotiate the terms thereof at the direction of the Board : (i) property insurance on contents as well as improvements and betterments, if necessary; (ii) general liability insurance for premises and operations; (iii) workers compensation and employer’s liability insurance; (iv) hired and non-owned automobile liability insurance; (v) umbrella liability insurance policies; (vi) directors and officers liability insurance; and (vii) group medical, life, accidental death and dismemberment and long-term disability insurance for ERCHB1 employees in accordance with the human resources policies developed by Manager.

c)          Manager shall prepare such budgets and periodic reports for ERCHB1 as the Board deems necessary and appropriate, and Manager shall provide such budgets and reports to the shareholders of ERCHB1 upon approval of the Board. If ERCHB1 is required to have an annual audit, Manager shall coordinate such audit at ERCHB1’s expense following the approval of the auditors by the Board.

d)         Manager shall coordinate, at ERCHB1’s expense, the timely filing of all tax returns required under applicable state and federal laws.

e)          Manager shall license to ERCHB1 the intellectual property and business concepts and design necessary to develop single family home communities for lease or sale on the locations ERCHB1 acquires. ERCHB1 will receive a nonexclusive license for all intellectual property rights needed for such business for no charge, or if a charge is required, then at a nominal charge from Manager; provided, however, any intellectual property or business concept expenses related to the acquisition, creation, or development of such intellectual property, including but not limited to the name, interior design of locations, architecture, or staff training, shall be paid by Manager and allocated to the managed corporations pursuant to Section 5 below.

f)          At the direction of the Board, Manager may negotiate, execute and deliver on behalf of ERCHB1 such agreements, certificates, deeds, deeds of trust, notes, mortgages, leases, security agreements, contracts of sale, and other documents as it deems necessary and appropriate in its sole discretion to give effect to any conveyances, leases, debt obligations and security therefore, and to procure real estate, labor, materials, or services including, without limitation, the services of professionals.

g)         Manager may perform all other acts as may be necessary or appropriate to conduct the duties described in this Section 3.

4.          Term and Termination. The initial term of this Agreement is 10 years; provided, however, that this Agreement and ERCHB1's engagement of the Manager hereunder may be terminated at any time following the date hereof upon mutual agreement of ERCHB1 and the Manager, The Term shall be renewed automatically for additional two-year terms thereafter unless the Manager or ERCHB1 shall give notice in writing on or before one hundred and twenty (120) days before the expiration of the initial term or any two-year renewal thereof of its desire to terminate this Agreement. Notwithstanding anything in this Agreement to the contrary, (a) the provisions of Section 7 shall survive the termination of this Agreement and (b) no termination of this Agreement, whether pursuant to this Section 4 or otherwise, will affect ERCHB1's duty to pay any fees accrued, or reimburse any cost or expense incurred, pursuant to the terms of this Agreement prior to the effective date of that termination..

5.          Management Reimbursement Expenses and Fees. ERCHB1 shall pay Manager a monthly management expense reimbursement payment and fees (“Management Payment”) in United States Dollars at the place for giving of notice to Manager, or to such other place as Manager shall designate, that shall be due and payable on the 30th day after the end of the each respective month. The Management Payment is calculated as follows:

a)          ERCHB1 will incur direct and indirect capitalized costs and overhead expenses. Direct capitalized costs and overhead expenses will be paid by ERCHB1 directly, but indirect capital costs and overhead expenses will be paid by Manager and then reimbursed by ERCHB1, as follows:

i.          Capitalized costs that are exclusive to ERCHB1 and paid by Manager will be reimbursed in full by ERCHB1. Such costs would include architectural, engineering, land, zoning and other costs directly related to assets belonging to ERCHB1.

ii.         Capitalized costs that are common to other subsidiaries managed by Manager will be calculated by Manager by reference and proportionality to the other entities to which such cost relate, and agreed to by the Board.

b)          ERCHB1 shall pay Manager a monthly management fee (“Management Fee”) of the greater of (i) $80,000.00, or (ii) three percent (3.0%) of the gross revenue. Manager shall calculate the 3% of gross revenue amount of the immediate past month to determine if the amount exceeds the $80,000 threshold. Manager shall invoice ERCHB1 for the specific Management Fee amount, which shall be paid to Manager as a part of the Management Payment.

6.          Disclaimer; Limitation of Liability.

a)          Disclaimer. The Manager makes no representations or warranties, express or implied, in respect of the Services to be provided by it hereunder.

b)          Limitation of Liability. Neither the Manager nor any of its officers, directors, managers, principals, stockholders, partners, members, employees, agents, representatives (each a "Related Party" and, collectively, the "Related Parties") shall be liable to ERCHB1 or any of its affiliates for any loss, liability, damage or expense arising out of or in connection with the performance of any Services contemplated by this Agreement, unless such loss, liability, damage or expense shall be proven to result directly from the willful misconduct of such person. In no event will the Manager or any of its Related Parties be liable to ERCHB1 for special, indirect, punitive or consequential damages, including, without limitation, loss of profits or lost business, even if Manager has been advised of the possibility of such damages. Under no circumstances will the liability of Manager and Related Parties exceed, in the aggregate, the fees actually paid to Manager hereunder.

7.          Indemnification. ERCHB1 shall indemnify and hold harmless the Manager and each of its Related Parties (each, an "Indemnified Party") from and against any and all losses, claims, actions, damages and liabilities, joint or several, to which such Indemnified Party may become subject under any applicable statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment or decree, made by any third party or otherwise, relating to or arising out of the Services or other matters referred to in or contemplated by this Agreement or the engagement of such Indemnified Party pursuant to, and the performance by such Indemnified Party, of the Services or other matters referred to or contemplated by this Agreement, and ERCHB1 will reimburse any Indemnified Party for all costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatening claim, or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. ERCHB1 will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability, cost or expense is determined by a court, in a final judgment from which no further appeal may be taken, to have resulted solely from the willful misconduct of such Indemnified Party. The reimbursement and indemnity obligations of ERCHB1, under this Section 7 shall be in addition to any liability which ERCHB1 may otherwise have, shall extend upon the same terms and conditions to any affiliate of the Manager and any Related Party or controlling persons (if any), as the case may be, of the Manager and any such affiliate and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of ERCHB1, the Manager, any such affiliate and any such Related Party or other person. The provisions of this Section 7 shall survive the termination of this Agreement.

8.          Independent Contractor. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto or an employee/employer relationship. The Manager shall be an independent contractor pursuant to this Agreement. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party. Nothing in this Agreement shall be deemed or construed to enlarge the fiduciary duties and responsibilities, if any, of the Manager or any of its Related Parties, including without limitation in any of their respective capacities as stockholder or directors of ERCHB1.

9.          Compliance. Manager shall perform its duties hereunder in compliance with all applicable state and federal laws and regulations.

10.        Assignment. This Agreement is not assignable by either party hereto without the prior written consent of the other party. The terms, promises, covenants and agreements contained in this Agreement shall apply to, be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns.

11.       Non-waiver. Failure of either party to enforce any provision of this Agreement shall not operate or be construed as a waiver of any such provision or provisions, nor prevent such party from thereafter enforcing any of its rights with respect to other or further violations of the Agreement.

12.       Entirety. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and it supersedes all prior written or oral agreements and undertakings with respect to such subject matter. This Agreement may be modified only by a writing signed by both parties to this Agreement.

13.       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws provisions.

14.       Notice. All notices, requests, demands, payments and other communications hereunder shall be deemed to have been duly given if sent in writing, by hand delivery or certified mail, to the address set forth in the preamble hereof, or to such other address as may be given to the other party in writing. Notice of change of address shall be effective only upon receipt.

The parties hereto have executed this Management Services Agreement as of the date set forth above.

ERC Homebuilders 1, Inc., a Delaware corporation

By:	/s/ Gerald D. Ellenburg
Gerald D. Ellenburg, Chairman and CEO

ERC Homebuilders, Inc., a Delaware corporation

By:	/s/ Gerald D. Ellenburg
Gerald D. Ellenburg, Chairman and CEO

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